SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         -----------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                              Terra Industries Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    457729101
                                 (CUSIP Number)


                                    N. Jordan
                                    Secretary
                                     Minorco
                                Boite Postale 185
                             L-2011 Luxembourg City
                                   Luxembourg
                           Telephone: 011-352-404-1101

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 15, 1998
             (Date of Event which Requires Filing of this Statement)

                            ========================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No.  457729101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                                    MINORCO


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Luxembourg



 Number of       (7)    Sole Voting Power          By Subsidiaries: 42,560,725
  Shares
Beneficially     (8)    Shared Voting Power
 Owned by
   Each          (9)    Sole Dispositive Power     By Subsidiaries: 42,560,725
 Reporting
Person With     (10)    Shared Dispositive Power


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 42,560,725

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         56.8%

(14)     Type of Reporting Person (See Instructions)                CO

CUSIP No.  457729101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                              TAURUS INTERNATIONAL S.A.


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


(6)      Citizenship or Place of Organization         Luxembourg



 Number of        (7)      Sole Voting Power          Directly: 37,160,725;
   Shares                                             By Subsidiary: 5,400,000
Beneficially      (8)      Shared Voting Power
  Owned by
    Each          (9)      Sole Dispositive Power     Directly: 37,160,725;
 Reporting                                            By Subsidiary: 5,400,000
Person With      (10)     Shared Dispositive Power


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 42,560,725 as follows:
         Directly: 37,160,725; By Subsidiary:  5,400,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)           56.8%

(14)     Type of Reporting Person (See Instructions)                  CO

CUSIP No.  457729101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                                    TAURUS INVESTMENTS S.A.


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


(6)      Citizenship or Place of Organization               Luxembourg



 Number of          (7)     Sole Voting Power               5,400,000
   Shares
Beneficially        (8)     Shared Voting Power
  Owned by
    Each            (9)     Sole Dispositive Power          5,400,000
 Reporting
Person With        (10)     Shared Dispositive Power


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 42,560,725 as follows:
         Directly: 5,400,000; By Parent: 37,160,725

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)            56.8%


(14)     Type of Reporting Person (See Instructions)                    CO

Item 1.           Security and Issuer.

                  This Amendment No. 14 to the Schedule 13D dated August 3, 1983 of Minorco (as amended, the "Schedule 13D") is filed to reflect information required pursuant to Rule 13d-2 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, relating to the common shares, no par value, of Terra Industries Inc. ("Terra"), a Maryland corporation, with its principal executive offices located at Terra Center, 600 4th Street, Sioux City, Iowa 51101.


Item 2.           Identity and Background.

                   Item 2 of the Schedule 13D is hereby amended by the deletion of Paragraph 1 and the insertion of the following paragraph:

                   "This statement is being filed on behalf of Minorco, a company incorporated under the laws of Luxembourg ("Minorco"), Taurus International S.A. ("Taurus International"), a company organized under the laws of Luxembourg, and Taurus Investments S.A. ("Taurus"), a company organized under the laws of Luxembourg, the latter two of which are subsidiaries of Minorco, with respect to the common shares, no par value, of Terra which are beneficially owned by Minorco, Taurus International and Taurus. Minorco's, Taurus International's and Taurus' principal office address is Boite Postale 185, L-2011 Luxembourg City, Luxembourg."

                   Item 2 of the Schedule 13D is further amended by the deletion of Paragraphs 9, 11, 12 and 13 and the insertion of the following paragraphs in the place thereof, respectively:

                   "The names of the directors and executive officers of Minorco, Taurus International, Taurus, AAC, De Beers and Centenary are set forth in Annex A."

                   "The citizenship, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of Minorco, Taurus International, Taurus, AAC, De Beers and Centenary are set forth in Annex A."

                   "During the last five years, neither (1) any of Minorco, Taurus International, Taurus, AAC, De Beers or Centenary nor (2) to the best knowledge of Minorco, Taurus International or Taurus, any of the directors or executive officers of Minorco, Taurus International, Taurus, AAC, De Beers or Centenary has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)."

                   "During the last five years, neither (1) any of Minorco, Taurus International, Taurus, AAC, De Beers or Centenary nor (2) to the best knowledge of Minorco, Taurus International or Taurus, any of the directors or executive officers of Minorco, Taurus International, Taurus, AAC, De Beers or Centenary was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws."

                  Item 2 of the Schedule 13D is further amended by deleting Annex A in its entirety and substituting in its place Annex A to this Amendment No. 14.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended by deleting "Minorco (U.S.A.)" and replacing it with "Minorco (U.S.A.) Inc. ("Minorco (U.S.A.)"), a subsidiary of Minorco".


Item 4.           Purpose of Transaction.

                  Item 4 is amended in its entirety to read as follows:

                  "The boards of directors of AAC and Minorco have announced that they have agreed in principle to combine their businesses. It is a condition of the proposed transaction that Minorco divest itself of all of the shares of common stock of Terra prior to the completion of the transaction, which is currently expected to take place by the end of the first quarter of 1999. Minorco intends to effect a disposition to comply with this condition. Minorco will determine the method of this disposal based on market and other conditions."


Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended by deleting "Minorco USA" from the first paragraph of section (a) thereof and by deleting "John J. Ellis" and "R.F. Richards" and their respective shareholdings.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended by deleting "Minorco USA" from paragraph 1.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     MINORCO


                                    By:  /s/ N. Jordan
                                         ---------------------------------
                                         Name:  N. Jordan
                                         Title: Secretary


                                     TAURUS INTERNATIONAL S.A.


                                    By:  /s/ N. Jordan
                                         ---------------------------------
                                         Name:  N. Jordan
                                         Title: Secretary


                                     TAURUS INVESTMENTS S.A.


                                    By:  /s/ N. Jordan
                                         ---------------------------------
                                         Name:  N. Jordan
                                         Title: Secretary

Dated:  October 15, 1998

                                     Annex A


I. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

Name:                                 J. Ogilvie Thompson (Director and Chairman)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Chairman of Minorco, Deputy Chairman of De Beers &
                                      Centenary, Executive Director & Chairman of AAC, Director
                                      of Anglo American Gold Investment Company Limited
                                      ("Amgold") (gold investment company)

Name:                                 J.R. de Aragao Bozano (Director)
Citizenship:                          Brazilian
Business Address:                     Banco Bozano Simonsen S.A.,
                                      138 Avenida Rio Branco
                                      Rio de Janeiro, Brazil
Principal Occupation:                 Chairman of the Board, Banco Bozano Simonsen de
                                      Investimento S.A. (Merchant bank) and Chairman of the Board,
                                      Cia. Bozano Simonsen Comercio e Industria S.A. (Commercial
                                      Bank)

Name:                                 A.R. Attwood (Treasurer)
Citizenship:                          British
Business Address:                     9 rue Sainte Zithe
                                      L-2763 Luxembourg City, Luxembourg
Principal Occupation:                 Treasurer, Minorco

Name:                                 O.A. Bavinton (Senior Vice President, Exploration)
Citizenship:                          British
Business Address:                     40 Holborn Viaduct
                                      London, England  ECIN 2PQ
Principal Occupation:                 Senior Vice President, Exploration, Minorco

Name:                                 Edward G. Beimfohr (Director)
Citizenship:                          United States of America
Business Address:                     320 Park Avenue
                                      New York, New York  10022-6815, U.S.A.
Principal Occupation:                 Partner, Lane & Mittendorf (Law Firm)

Name:                                 P.C.D. Burnell (Executive Director)
Citizenship:                          British
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Executive Director, Minorco

Name:                                 T.H. Claiborne (Vice President)
Citizenship:                          United States of America
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Vice President, Minorco

Name:                                 C.B. Corrin (Senior Vice President)
Citizenship:                          British
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Senior Vice President, Minorco

Name:                                 C.A. Crocker (Director)
Citizenship:                          United States of America
Business Address:                     Georgetown University
                                      School of Foreign Service
                                      Intercultural Centre, Room 813
                                      Washington D.C.  20057, U.S.A.
Principal Occupation:                 Research Professor of Diplomacy

Name:                                 Viscount Etienne Davignon (Director)
Citizenship:                          Belgian
Business Address:                     30 Rue Royale, B-1000
                                      Brussels, Belgium
Principal Occupation:                 Chairman, Societe Generale de Belgique (Bank)

Name:                                 J.M.N. Evans (Executive Vice President)
Citizenship:                          British
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Executive Vice President - Technical, Minorco

Name:                                 K.R. Farrell (Controller)
Citizenship:                          British
Business Address:                     9 rue Sainte Zithe
                                      L-2763 Luxembourg City, Luxembourg
Principal Occupation:                 Controller, Minorco

Name:                                 David E. Fisher (Executive Director)
Citizenship:                          British
Business Address:                     Boite Postale 185
                                      L-2011 Luxembourg City, Luxembourg
Principal Occupation:                 Finance Director, Minorco;
                                      Director, Terra Industries Inc.

Name:                                 M.J. Gordon (Executive Vice President)
Citizenship:                          British
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Executive Vice President - Head of Strategic Planning and
                                      Special Projects, Minorco

Name:                                 F.K.J. Jackson (Senior Vice President)
Citizenship:                          British
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Senior Vice President, Minorco

Name:                                 N. Jordan (Secretary)
Citizenship:                          British
Business Address:                     9 rue Sainte Zithe
                                      L-2763 Luxembourg City, Luxembourg
Principal Occupation:                 Secretary, Minorco

Name:                                 B.L. Keisler (Senior Vice President)
Citizenship:                          United States of America
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Senior Vice President, General Counsel and Head of Legal
                                      Services, Minorco

Name:                                 M.W. King (Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director and Deputy Chairman, Director and Finance
                                      Division Head, AAC

Name:                                 Anthony W. Lea (Executive Director)
Citizenship:                          South African
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Executive Director, Minorco;
                                      Director, AAC;
                                      Director, Terra Industries Inc.;
                                      Director, Engelhard Corporation

Name:                                 William R. Loomis, Jr. (Director)
Citizenship:                          United States of America
Business Address:                     30 Rockefeller Plaza, 62nd Floor
                                      New York, NY 10020, U.S.A.
Principal Occupation:                 Managing Director, Lazard Freres & Co. LLC;
                                      Director and Chairman of the Board, Terra Industries Inc.;
                                      Director, Engelhard Corporation

Name:                                 J.E. Oppenheimer (Director)
Citizenship:                          German & Brazilian
Business Address:                     Av Pedro de Valdivia 295
                                      Santiago, Chile
Principal Occupation:                 President, Minorco Argentina and Director of Empresa Minera
                                      de Mantos Blancos S.A. (Producer of copper & silver)

Name:                                 N.F. Oppenheimer (Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Director and Chairman, De Beers and Centenary;
                                      Deputy Chairman and Director, AAC;
                                      Chairman, Amgold


Name:                                 C.E. Ritchie (Director)
Citizenship:                          Canadian
Business Address:                     44 King Street West
                                      Toronto, Ontario  M5H 1E2, Canada
Principal Occupation:                 Former Chairman & CEO, Bank of Nova Scotia
                                      (Commercial bank)

Name:                                 R.S. Robertson (Senior Vice President)
Citizenship:                          British
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Senior Vice President and Managing Director,
                                      Industrial Minerals Division, Minorco

Name:                                 H-J. Schreiber (Director)
Citizenship:                          German
Business Address:                     Bestor Investers Ltd.
                                      10, Collyer Quay
                                      11-01, Ocean Bldg.
                                      Singapore  0104
Principal Occupation:                 Chairman, Bestor Investers Pte. Ltd. (Consulting firm)

Name:                                 Henry R. Slack (President and Chief Executive)
Citizenship:                          United States of America
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 President and Chief Executive, Minorco;
                                      Director, Terra Industries Inc.;
                                      Director, Engelhard Corporation

Name:                                 O.R. Smith (Director)
Citizenship:                          United States of America
Business Address:                     101 Wood Avenue
                                      Iselin, New Jersey  08830-0770, U.S.A.
Principal Occupation:                 Chairman and Chief Executive Officer, Engelhard Corporation

Name:                                 H.F. Torkington (Vice President)
Citizenship:                          British
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Vice President & Deputy Head of Corporate Finance, Minorco

Name:                                 A.J. Trahar (Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director, AAC;
                                      Director and Deputy Chairman, Anglo American Industrial
                                      Corporation ("Amic");
                                      Executive Chairman, Mondi Limited (Paper manufacturer)

Name:                                 D.A. Turner (Senior Vice President)
Citizenship:                          British
Business Address:                     9, rue Sainte Zithe
                                      L-2763 Luxembourg
Principal Occupation:                 Senior Vice President - Finance, Minorco

Name:                                 N.K. Von Schirnding (Vice President, Investor & Corporate
                                      Affairs)
Citizenship:                          South African
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Vice President, Investor & Corporate Affairs, Minorco

Name:                                 T.C.A. Wadeson (Director)
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director and Group Technical Director, AAC

Name:                                 P.G. Whitcutt (Senior Vice President)
Citizenship:                          South African
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Senior Vice President & Head of Corporate Finance, Minorco

Name:                                 P.S. Wilmot-Sitwell (Director)
Citizenship:                          British
Business Address:                     40 Holborn Viaduct
                                      London, England  EC1N 2PQ
Principal Occupation:                 Chairman, Mercury World Mining Trust


Name:                                 J.B. Winter (Director)
Citizenship:                          United States of America
Business Address:                     10 Winding Lane
                                      Orinda, CA  94563
Principal Occupation:                 Retired - formerly Chief Executive Officer of Magma Copper
                                      & BHP Copper

Name:                                 G.S. Young (Executive Director)
Citizenship:                          South African
Business Address:                     Praca de Republica, 497-8 andar
                                      01045 - San Paulo - SP, Brazil
Principal Occupation:                 Executive Director, Minorco


II. The following table sets forth certain information concerning each of the Directors and Officers of Taurus.

The following list sets forth the names of certain Directors and Officers of Taurus and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                (Director)                      SECTION I
A.W. LEA                   (Director)                      SECTION I
N. JORDAN                  (Director)                      SECTION I
D.A. TURNER                (Director)                      SECTION I


III. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.

The following list sets forth the names of certain Directors and Officers of Taurus International and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                 (Director)                     SECTION I
N. JORDAN                   (Director and Secretary)       SECTION I
D.A. TURNER                 (Director)                     SECTION I


IV. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.



                                                    Page 14 of

The following list sets forth the names of certain Executive Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

P.C.D. BURNELL                       (Director)                                 SECTION I
M.W. KING                            (Executive Director)                       SECTION I
A.W. LEA                             (Director)                                 SECTION I
N.F. OPPENHEIMER                     (Deputy Chairman and Director)             SECTION I
R.S. ROBERTSON                       (Alternate Director)                       SECTION I
H.R. SLACK                           (Director)                                 SECTION I
J. OGILVIE THOMPSON                  (Chairman and Executive Director)          SECTION I
A.J. TRAHAR                          (Director)                                 SECTION I
T.C.A. WADESON                       (Group Technical Director)                 SECTION I
G.S. YOUNG                           (Executive Director)                       SECTION I


Name:                                P.R.N. Arthur (Alternate Director)
Citizenship:                         South African
Business Address:                    44 Main Street, Johannesburg, 2001
                                     Republic of South Africa
Principal Occupation:                Alternate Director and General Counsel, AAC

Name:                                P.A. Armstrong (Secretary)
Citizenship:                         South African
Business Address:                    44 Main Street, Johannesburg, 2001
                                     Republic of South Africa
Principal Occupation:                Secretary, AAC

Name:                                P.M. Baum (Executive Director)
Citizenship:                         South African
Business Address:                    44 Main Street, Johannesburg, 2001
                                     Republic of South Africa
Principal Occupation:                Executive Director, AAC;
                                     Chief Executive, Anglo American Corporation
                                     Services Limited (Services Company)

Name:                                L. Boyd (Executive Director)
Citizenship:                         South African
Business Address:                    44 Main Street, Johannesburg, 2001
                                     Republic of South Africa
Principal Occupation:                Executive Director and Deputy Chairman, AAC;
                                     Director and Chairman, Amic


Name:                                 W.F. Bragg (Alternate Director)
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Finance Manager, Corporate &
                                      International Finance Department, AAC

Name:                                 H.M. Brown (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Consulting Engineer, AAC

Name:                                 C.J. Buys
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Senior Economic Consultant, AAC

Name:                                 A.H. Calver (Executive Director)
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Group Deputy Technical Director, Engineering, AAC

Name:                                 Dr. J.W. Campbell (Executive Director)
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director, AAC;
                                      Managing Director, De Beers Industrial Diamond Division
                                      (Pty) Limited (Diamond trading company);
                                      Director and Chairman, Anglo American Coal Corporation
                                      Limited ("Amcoal");
                                      Director, De Beers and Centenary

Name:                                 R.V. Danchin (Executive Director)
Citizenship:                          Australian
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director, Group Deputy Technical Director, Geology
                                      and Chairman, New Mining Business Division, AAC

Name:                                 B.E. Davison (Director)
Citizenship:                          South African
Business Address:                     28 Harrison Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Director, AAC;
                                      Managing Director, Anglo American Platinum Corporation
                                      Limited (Platinum investment company)

Name:                                 A.D. Deuchar (Executive Director)
Citizenship:                          Australian
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director and Group Deputy Technical Director,
                                      Metallurgy, AAC

Name:                                 J.F. Drysdale (Alternate Director)
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director, AAC

Name:                                 C.T. Elphick (Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Director, AAC;
                                      Director, E. Oppenheimer & Son (Pty) Ltd (Investment holding company)

Name:                                 D.M.L. Farrv (Assistant Secretary)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Assistant Secretary, AAC

Name:                                 D.G.K. Fish (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Finance Director, New Mining Business
                                      Division, AAC


Name:                                 R.M. Godsell (Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director and Chief Executive, Anglogold

Name:                                 M.J. Henrey (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director & Director, E. Oppenheimer and Son (Pty)
                                      Limited (Investment holding firm)

Name:                                 G.M. Holford (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director & Finance Manager, Financial Management
                                      and Consulting Services, AAC

Name:                                 J.A. Holmes (Director)
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Director, AAC

Name:                                 K.M. Hosking (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director, AAC;
                                      Managing Director, Anglo American Farms Limited (Farming
                                      company)

Name:                                 J.C.L. Keswick (Director)
Citizenship:                          United Kingdom
Business Address:                     41 Tower Hill
                                      London, England  EC3N 4HA
Principal Occupation:                 Director, AAC;
                                      Chairman, Hambros Bank Limited;
                                      Director, De Beers and Centenary


Name:                                 M.G. Khumalo (Director)
Citizenship:                          South African
Business Address:                     Consolidated Building, Fox Street
                                      Johannesburg, 2001, Republic of South Africa
Principal Occupation:                 Director, AAC

Name:                                 G.G.L. Leissner (Alternate Director)
Citizenship:                          South African
Business Address:                     First Floor, 11 Diagonal Street
                                      Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director, AAC;
                                      Managing Director, Anglo American Property Services
                                      (Proprietary) Limited (Property development and
                                      administration company);
                                      Director and Chairman, Anglo American Properties Limited
                                      (Property investment company)

Name:                                 R.H. Lloyd (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Manager Human Resources, AAC

Name:                                 N. Mayer (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Group Deputy Technical Director,
                                      Projects, AAC

Name:                                 R.G. Mills (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Group Deputy Technical Director -
                                      Mining, AAC

Name:                                 K.K. Mpinga (Alternate Director)
Citizenship:                          Democratic Republic of Congo
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Manager, New Business -
                                      New Mining Business Division, AAC

Name:                                 W.A. Nairn (Executive Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director, AAC

Name:                                 G.R. Pardoe (Executive Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director responsible for financial control, AAC;
                                      Director, Anglo American Platinum Corporation Limited
                                      ("Amplats");
                                      Director, The Southern Life Association Limited (life
                                      insurance)

Name:                                 G.M. Ralfe (Director)
Citizenship:                          South African
Business Address:                     17 Charterhouse Street
                                      London, England  EC1N 6RA
Principal Occupation:                 Managing Director, De Beers and Centenary

Name:                                 M.C. Ramaphosa (Director)
Citizenship:                          South African
Business Address:                     Fulham House, Hampton Park, 20 Georgian Crescent
                                      Bryanston, 2194, Republic of South Africa
Principal Occupation:                 Director, AAC;
                                      Director and Deputy Executive Chairman, New Africa
                                      Investments Limited (finance company);
                                      Director and Chairman, Johnnies Industrial Corporation
                                      Limited (investment company)

Name:                                 A.E. Redman (Alternate Director)
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director, AAC;
                                      Director and Managing Director, Amcoal

Name:                                 C.J. Saunders (Director)
Citizenship:                          South African
Business Address:                     The Tongaat-Hulett Group Ltd., Main Avenue
                                      Maidstone, 4380, Republic of South Africa
Principal Occupation:                 Executive Chairman, The Tongaat-Hulett Group Limited
                                      (Industrial processing company);
                                      Director, Amic

Name:                                 M.W. Spicer (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director and Public Affairs Consultant, AAC

Name:                                 B.A. St. John
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Finance Manager, Corporate and
                                      International Finance Department, AAC

Name:                                 C.L. Sunter (Executive Director)
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Executive Director and Chairman, Corporate Affairs, AAC;
                                      Director, Amgold

Name:                                 P.M. Weinmann (Group Accountant)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Group Accountant, AAC

Name:                                 R.M. Whyte
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Consulting Engineer, AAC

Name:                                 R.S. Wicks
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Senior Marketing Director;
                                      Marketing Director, Coal Division, AAC

Name:                                 K.H. Williams (Alternate Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Director, AAC and Executive Director, Amgold

Name:                                 C.W.P. Yates (Alternate Director)
Citizenship:                          British
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Alternate Director and Finance Manager, Corporate and
                                      International Finance Department, AAC


V. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

The following list sets forth the names of the Chairman and certain Directors of Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

N.F. OPPPENHEIMER                     (Director and Chairman)                   SECTION I
J. OGILVIE THOMPSON                   (Director and Deputy Chairman)            SECTION I
J.W. CAMPBELL                         (Director)                                SECTION IV
J.C.L. KESWICK                        (Director)                                SECTION IV
G.M. RALFE                            (Director)                                SECTION IV


Name:                                 B. Ainsley (Director)
Citizenship:                          British
Business Address:                     55 Marshall Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Director and Manager - Operations, De Beers

Name:                                 G.F.H. Burne (Director)
Citizenship:                          British
Business Address:                     17 Charterhouse Street
                                      London, England  EC1N 6RA
Principal Occupation:                 Director, DeBeers Canada Corporation, Vancouver

Name:                                 T.W.H. Capon (Director)
Citizenship:                          British
Business Address:                     17 Charterhouse Street
                                      London, England  EC1N 6RA
Principal Occupation:                 Member of the Executive Committee, The Central Selling
                                      Organisation

Name:                                 R.M. Crawford (Director)
Citizenship:                          South African
Business Address:                     44 Main Street
                                      Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Director, De Beers

Name:                                 R. Edwards (Director)
Citizenship:                          British
Business Address:                     55 Marshall Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Director and Manager - Geology, De Beers

Name:                                 L.A. Lincoln (Director)
Citizenship:                          South African
Business Address:                     Langensandstrasse 27
                                      CH 6000 Lucerne 14
                                      Switzerland
Principal Occupation:                 Director, De Beers and Centenary

Name:                                 G.P.K. Kell (Director)
Citizenship:                          South African
Business Address:                     De Beers House, Cnr Amethyst St. & Crownwood Rd.,
                                      Theta, Johannesburg, 2013, Republic of South Africa
Principal Occupation:                 Finance Director, De Beers;
                                      Director, Centenary


Name:                                 B. Marole (Director)
Citizenship:                          Botswana
Business Address:                     Private Bag 0018, Gaborone
                                      Botswana
Principal Occupation:                 Permanent Secretary, Ministry of Mineral Resources and Water
                                      Affairs, Botswana

Name:                                 O.K. Matambo (Director)
Citizenship:                          Botswana
Business Address:                     Private Bag 008, Gaborone
                                      Botswana
Principal Occupation:                 Permanent Secretary, Ministry of Finance and Development
                                      Planning, Botswana

Name:                                 A.E. Oppenheimer (Director)
Citizenship:                          British
Business Address:                     17 Charterhouse Street
                                      London, England  EC1N 6RA
Principal Occupation:                 President, The Central Selling Organisation

Name:                                 J.P. Pudney (Director)
Citizenship:                          British
Business Address:                     17 Charterhouse Street
                                      London, England  EC1N 6RA
Principal Occupation:                 Member of Executive Committee, The Central Selling
                                      Organisation

Name:                                 G.W.H. Relly (Director)
Citizenship:                          South African
Business Address:                     44 Main Street, Johannesburg, 2001
                                      Republic of South Africa
Principal Occupation:                 Director, De Beers

Name:                                 N.P. Wisden (Director)
Citizenship:                          British
Business Address:                     17 Charterhouse Street
                                      London, England  EC1N 6RA
Principal Occupation:                 Member of Executive Committee, The Central Selling
                                      Organisation


VI. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

N.F. OPPENHEIMER                      (Director and Chairman)                   SECTION I
J. OGILVIE THOMPSON                   (Director and Deputy Chairman)            SECTION I
B. AINSLEY                            (Director)                                SECTION V
G.F.H. BURNE                          (Director)                                SECTION V
J.W. CAMPBELL                         (Director)                                SECTION IV
T.W.H. CAPON                          (Director)                                SECTION V
R.M. CRAWFORD                         (Director)                                SECTION V
R. EDWARDS                            (Director)                                SECTION V
G.P.K. KELL                           (Director)                                SECTION V
J.C.L. KESWICK                        (Director)                                SECTION IV
L.A. LINCOLN                          (Director)                                SECTION V
B. MAROLE                             (Director)                                SECTION V
O.K. MATAMBO                          (Director)                                SECTION V
A.E. OPPENHEIMER                      (Director)                                SECTION V
J.P. PUDNEY                           (Director)                                SECTION V
G.M. RALFE                            (Director)                                SECTION IV
G.W.H. RELLY                          (Director)                                SECTION V
N.P. WISDEN                           (Director)                                SECTION V